[Letterhead of Morgan, Lewis & Bockius LLP]

September 27, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes

Re:
American Eagle Outfitters, Inc.
Form 10-K for Fiscal Year Ended January 28, 2023
Filed March 13, 2023
Form 10-Q for Fiscal Quarter Ended April 29, 2023
Filed May 25, 2023
Item 2.02 Form 8-K filed May 24, 2023
File No. 001-33338

Dear Mr. Rhodes:

On behalf of our client, American Eagle Outfitters, Inc. (the "Company"), we acknowledge receipt of the comments from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission contained in the Staff’s letter dated September 14, 2023 (the "September 14th Comment Letter"), relating to the Company’s filings referenced above and the Company’s prior response letter dated September 6, 2023.

This correspondence letter serves as a request that the Company may respond to the September 14th Comment Letter on or before October 6, 2023.

If you have any questions or require any additional information, please do not hesitate to contact me at +1.412.560.7441.

Very truly yours,

/s/ Celia A. Soehner

Celia A. Soehner
Morgan, Lewis & Bockius LLP